United States securities and exchange commission logo





                              April 26, 2021

       Christopher S. DiFrancesco
       Vice President, General Counsel and Secretary
       Telesat Corporation
       c/o Telesat Canada
       160 Elgin Street, Suite 2100
       Ottawa, Ontario, Canada K2P 2P7

                                                        Re: Telesat Corporation
                                                            Telesat Partnership
LP
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted April 9,
2021
                                                            CIK No. 0001845840

       Dear Mr. DiFrancesco:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated March 15, 2021.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted April 9, 2021

       Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page
       259

   1.                                                   Please clarify your
response to comment 14, which indicates that the intent of the    Golden
                                                        Share    is to retain
for Canadians majority voting control with respect to the election of directors. Illustrate
for us how votes cast by shareholders, including the Trust holding the
                                                        Golden Share, will
reflect the voting by all voting common shareholders as opposed to all
                                                        Canadian shareholders.
 Christopher S. DiFrancesco
Telesat Corporation
April 26, 2021
Page 2
2. It is unclear from your response to comment 15 why the planned transaction should not be accounted for as a business combination in accordance with the guidance in IFRS 3.
      Common control over Loral Space and Communications and Telesat Canada does not appear to exist as no one party or no one group of parties controls both entities. It also appears a high degree of common ownership of both entities does not exist as Red
      Isle/PSP holds no ownership interest in Loral. Further, it is unclear how
the IFRIC   s
      agenda decision published in March 2013 supports accounting for the planned transaction in a manner similar to that of a pooling of interests. The IFRIC indicated that "if the listed non-operating entity qualifies as a business on the basis of the guidance in paragraph B7 of IFRS 3, IFRS 3 would be applicable to the transaction." In this regard, tell us your consideration of whether or not Loral meets the definition of a business in accordance with paragraph B7 of IFRS 3.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher S. DiFrancesco
                                                             Division of
Corporation Finance
Comapany NameTelesat Corporation
                                                             Office of
Technology
April 26, 2021 Page 2
cc:       Maurice M. Lefkort, Esq.
FirstName LastName